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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  Labtec Inc.
                           (Name of Subject Company)

                                  Labtec Inc.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  505450 20 5
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Robert G. Wick
                     President and Chief Executive Officer
                                  Labtec Inc.
                     1499 S.E. Tech Center Place, Suite 350
                          Vancouver, Washington 98683
                           Telephone: (360) 896-2000
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             Michael Weinsier, Esq.
                           Charles A. Samuelson, Esq.
                     Jenkens & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                           Telephone: (212) 704-6000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

   The name of the subject company is Labtec Inc., a Massachusetts corporation ("Labtec"). The address of its principal executive offices is 1499 S.E. Tech Center Drive, Suite 350, Vancouver, Washington 98683. The telephone number of Labtec at its principal executive offices is (360) 896-2000.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Labtec's common stock, par value $.01 per share ("Labtec Common Stock" or the "Shares"). As of February 20, 2001, there were 4,053,982 shares of Labtec Common Stock outstanding.

Item 2. Identity and Background of Filing Person

   The filing person is the subject company. Labtec's name, business address and business telephone number are set forth in Item 1 above.

   On February 7, 2001, Labtec entered into an Agreement and Plan of Merger (the "Merger Agreement") among Labtec, Logitech International S.A., a Swiss corporation ("Logitech"), Logitech Inc., a California corporation and a wholly-owned subsidiary of Logitech ("Logitech Subsidiary"), and Thunder Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Logitech Subsidiary ("Merger Sub").

   This Statement relates to the offer by Merger Sub to exchange for each issued and outstanding Share $11.00 and a fraction of an American depositary share of Logitech (each, a "Logitech ADS"), upon the terms and subject to the conditions set forth in the preliminary prospectus dated February 23, 2001 relating to the exchange offer (the "Prospectus") and in the related letter of transmittal (the "Letter of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). The fraction of a Logitech ADS for which each share of Labtec Common Stock will be exchanged (the "Stock Portion") will be determined as follows:

  . If the average closing bid price of Logitech ADSs for the 20 consecutive trading days ending on the third trading day prior to the day on which the Offer actually expires is not less than $25.64 nor more than $31.34, the Stock Portion will be determined by dividing $7.00 by this 20-day average price;

  . If this 20-day average price is less than $25.64, the Stock Portion will be .2730 of a Logitech ADS for each share of Labtec Common Stock; and

  . If this 20-day average price is more than $31.34, the Stock Portion will be .2234 of a Logitech ADS for each share of Labtec Common Stock.

   The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Logitech, Logitech Subsidiary and Merger Sub with the Securities and Exchange Commission on February 23, 2001.

   The Offer is being made pursuant to the Merger Agreement. The Merger Agreement also provides that, subject to the satisfaction or waiver of certain conditions, including regulatory approvals, as soon as practicable following the date on which Merger Sub accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, and in accordance with the Massachusetts Business Corporation Law (the "MBCL"), Merger Sub will be merged with and into Labtec (the "Merger"), with Labtec surviving as a wholly-owned subsidiary of Logitech Subsidiary. At the effective time of the Merger, each Share outstanding (other than Shares owned by Logitech, Logitech Subsidiary, Merger Sub or any other subsidiary of Logitech) will be converted into the right to receive the same amount of cash and fraction of a Logitech ADS that is being offered in the Offer. A copy of the Merger Agreement is filed as Exhibit
(e)(1) and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Logitech, Logitech Subsidiary and Merger Sub are 6505 Kaiser Drive, Fremont, California 94555. The telephone number of each of them at their principal executive offices is (360) 896-2000.

Item 3. Past Contacts, Transactions, Negotiations, and Agreements

   The information contained in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") attached hereto as Annex B is incorporated herein by reference. Each material contract, agreement, arrangement or understanding and any actual or potential conflict of interest between Labtec or its affiliates and (a) its executive officers, directors and affiliates or (b) Logitech, Logitech Subsidiary or Merger Sub and its executive officers, directors and affiliates, is either incorporated herein by reference pursuant to the previous sentence or set forth below.

   Labtec's Board of Directors (the "Board" or the "Board of Directors") was aware of these contracts, agreements, arrangements or understandings and any actual and any such actual or potential conflicts of interest and considered them along with the other matters described below under the caption "Item 4. The Solicitation or Recommendation -- Reasons for Recommendation."

   Employment Offer. In the interest of ensuring continuity of Labtec's business, Robert G. Wick, President and Chief Executive Officer of Labtec, has agreed to serve, effective as of the effective time of the Merger, as Senior Vice President and General Manager of Logitech's newly formed Audio Business Unit.

   Arrangement with Sun Multimedia Advisors. Upon consummation of the Offer, Sun Multimedia Advisors, Inc. will receive a fee of $4.1 million in connection with the termination of the management agreement dated as of October 7, 1997 between Labtec Corporation (a corporation that became Labtec's wholly-owned subsidiary in February 1999) and Sun Multimedia Advisors and for the services rendered by it in connection with, among other things, the sale of Labtec. Sun Multimedia Advisors is owned by Marc J. Leder and Rodger R. Krouse, two of Labtec's directors, and is the general partner of Sun Multimedia Partners, L.P., the beneficial owner of approximately 57% of the Shares. The Board approved the fee in light of Labtec's obligations under the management agreement and in consideration of the role that Sun Multimedia Advisors played in providing strategic guidance to Labtec, in helping to analyze various alternatives for Labtec over a period of time, in managing the sale of Labtec to Logitech and in obtaining a more favorable purchase price for the Labtec stockholders than was initially discussed. The directors of Labtec who are not affiliated with Sun Multimedia Advisors unanimously approved the fee arrangement at a meeting held on January 25, 2001 and, upon negotiation of the terms of the transaction with Logitech, reaffirmed their approval of the arrangement at a meeting held on February 6, 2001. See "Item 4. The Solicitation or Recommendation -- Background."

   Treatment of Options. The Merger Agreement provides that Logitech Subsidiary and Labtec will take all actions necessary to provide that each outstanding option to acquire shares of Labtec Common Stock granted under or governed by Labtec's amended and restated 1997 stock option plan, Labtec's amended and restated 1995 director option plan and Labtec's amended and restated 1993 option plan, whether or not such options are then exercisable and vested, will, effective as of the consummation of the Offer or the effective time of the Merger (depending on the terms of the plan under which the option was granted)
(a) become fully vested and fully exercisable by the holder of the option, (b) automatically convert into an option to purchase $11.00 in cash and the fraction of a Logitech ADS per share of Labtec Common Stock received by holders of Labtec Common Stock who exchanged their Shares in the offer, and (c) have an exercise price equal to the exercise price of the option per share of Labtec Common Stock immediately before the Offer or the Merger. However, all options, if not exercised, will terminate at the effective time of the Merger.

   Indemnification. The Merger Agreement provides that all rights to indemnification, defense, advancement of expenses and all limitations of liability in favor of the present and former directors and officers of Labtec under its articles of organization and bylaws will continue after the effective time of the merger and will continue in full force and effect for six years thereafter and, if later, the final disposition of all claims for which such indemnification, defense, advancement of expenses and all limitations of liability are provided. The Merger Agreement also provides that Logitech Subsidiary will cause the surviving corporation to maintain

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effective an officers' and directors' liability insurance policy in respect of acts and omissions occurring prior to the effective time of the Merger to the extent that such policy may be obtained at an annual cost of not less than 175% of Labtec's annual premium in effect on the date of the Merger Agreement.

   Stockholder Agreement. "Item 4. The Solicitation or Recommendation -- Intent to Tender" includes a discussion of the Stockholder Agreements pursuant to which the Principal Stockholders (as defined in Item 4) have agreed, prior to termination of the Merger Agreement, to tender their Shares in the Offer and to vote their Shares in favor of the Merger and against approval of any proposal made in opposition to, or in competition with, the Merger and the Merger Agreement.

Item 4. The Solicitation or Recommendation

   (a) Recommendation of Labtec's Board of Directors

   At a meeting held on February 6, 2001, the Board of Directors unanimously:

  . determined that the Offer, the Merger and the Merger Agreement were in the best interests of Labtec's stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, in all respects; and

  . recommended acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by Labtec's stockholders.

   Accordingly, the Board unanimously recommends that the stockholders of Labtec tender their Shares pursuant to the Offer. Copies of a letter to the stockholders of Labtec communicating the Board's recommendation and the press release announcing the Merger Agreement and the transactions contemplated thereby are filed as Exhibits (a)(3) and (a)(4) hereto, respectively, and are incorporated herein by reference.

   (b)(i) Background

   As part of Logitech's long-term strategy to increase shareholder value and extend Logitech's leadership in the computer control and human interface device industries, Logitech has, from time to time, considered various strategic transactions with other companies.

   Similarly, from time to time since March 1999, Labtec's management and Board of Directors have reviewed with their legal and financial advisors various strategic alternatives, including remaining an independent public company, the possibility of acquisitions or mergers with other companies and other transactions.

   In early 2000, several members of the Board discussed the possibility of more aggressively exploring those strategic alternatives in order to improve the return for Labtec's stockholders.

   On September 9, 2000 Labtec retained Goldsmith Agio Helms as its financial advisor to analyze and consider various financial and strategic alternatives available to Labtec, including a possible sale.

   In September and October 2000, Goldsmith Agio Helms worked with Labtec's management to prepare a confidential memorandum that described Labtec and its markets and, without disclosing Labtec's name, also contacted over 500 potential strategic and financial partners, including Logitech, to determine their interest in acquiring Labtec. Eighty of the potential buyers contacted agreed to sign confidentiality agreements that entitled them to receive additional information about Labtec.

   In November 2000, Goldsmith Agio Helms distributed the confidential memorandum on behalf of Labtec, and requested interested parties to submit non-binding indications of value for Labtec. Seven parties submitted an indication of interest, including Logitech.

   During December 2000, Logitech retained the investment banking firm of SG Cowen Securities Corporation as financial advisor and the law firm of Wilson Sonsini Goodrich & Rosati to advise on the transaction.

   During December 2000 and January 2001, five prospective buyers, including Logitech, reviewed Labtec's operations and met with Labtec's management and representatives of Goldsmith Agio Helms at Labtec's facilities in Vancouver, Washington.

   In late December 2000, Goldsmith Agio Helms distributed supplemental due diligence information packages to the five prospective buyers, including Logitech, and asked them to submit bids by January 22, 2001.

   From January 4, 2001 through January 22, 2001, Logitech and the other prospective buyers continued due diligence, including site visits to Labtec's facilities, meetings with Labtec management, and meetings with Labtec's auditors.

   On January 17, 2001, Logitech's board of directors held a regularly scheduled meeting at which members of senior management and Logitech's financial and legal advisors provided the board with preliminary advice on the financial and legal issues presented by the transaction. Logitech's board of directors authorized senior management to submit a proposal to acquire Labtec.

   On January 22, 2001, Goldsmith Agio Helms received three proposals. Logitech submitted a bid of $10.25 per share in cash for all of the issued and outstanding Labtec Common Stock. Another buyer submitted an all-cash bid that was significantly higher. A third buyer proposed to acquire only certain audio operations from Labtec.

   On January 23, 2001, Goldsmith Agio Helms received a proposal that was slightly higher than the highest bid received the previous day. Goldsmith Agio Helms, at the direction of Marc J. Leder and Rodger R. Krouse, the co-chairmen of the Board of Directors, then informed Logitech that its proposal did not justify further discussion. Goldsmith Agio Helms continued discussions with other parties regarding valuation and structure.

   Later on January 23, 2001, Logitech contacted Goldsmith Agio Helms with SG Cowen in revising its bid if Labtec would be willing to receive Logitech stock as part of the consideration offered to Labtec's stockholders. Based on discussions with Labtec, Goldsmith Agio Helms told Logitech that Labtec would entertain stock as a component of the consideration.

   On January 24, 2001, Logitech submitted a revised proposal at approximately $18 per share, which included $11 in cash per share and 0.263 of a Logitech ADS per share (representing $7 per share based on the 10-day trailing average closing price of Logitech's ADSs at the time of the proposal). Logitech based its revised proposal on the assumption that Logitech would not assume certain liabilities.

   Between January 23 and January 25, 2001, Goldsmith Agio Helms continued to have discussions with several parties regarding a potential acquisition of Labtec.

   On January 25, 2001, the Board held a special meeting to review the various proposals and at which Labtec's legal counsel, Jenkens & Gilchrist Parker Chapin, and Goldsmith Agio Helms provided analyses of the proposals that had been received to date. The Board did not approve any of the proposals but authorized further negotiations with two bidders, Logitech and the party that had made the highest all-cash proposal. The Board authorized a counter-proposal to Logitech at $21 per share (in cash and stock), and assumption of all liabilities. The Board authorized Messrs. Wick, Leder and Krouse to continue negotiations and to select a party with whom to negotiate exclusively if it became clear that the party's bid was superior to any of the alternatives.

   Thereafter, Messrs. Leder and Krouse left the meeting and the rest of the Board discussed terminating the management agreement dated as of October 7, 1997 between Labtec Corporation (a corporation that became Labtec's wholly-owned subsidiary in February 1999) and Sun Multimedia Advisors. Sun Multimedia Advisors is owned by Messrs. Leder and Krouse and is the general partner of Sun Multimedia Partners, L.P., the beneficial owner of approximately 57% of the shares of Labtec Common Stock. The Board was advised that Labtec owed Sun Multimedia Advisors an aggregate of $3.375 million in management fees under the approximately seven years remaining under the management agreement. The Board also discussed the advisory fees payable to Sun Multimedia Advisors under the management agreement in connection with the merger and acquisition activities of Labtec and the role that Sun Multimedia Advisors played in providing strategic guidance to Labtec, in helping to analyze various alternatives for Labtec over a period of time, in managing the sale of Labtec to Logitech and in obtaining a more favorable purchase price for the Labtec stockholders than was initially discussed. Subject to completion of a satisfactory transaction, the Board determined to have paid to Sun Multimedia Advisors an aggregate fee of $4.1 million, which the Board believed represented the present value of the remaining management fees due under the management agreement plus the amount of an advisory fee for the services rendered by Sun Multimedia Advisors in connection with, among other things, the proposed transaction. The Board was advised that the fee to be paid by Labtec to Sun Multimedia Advisors was within the range of fees paid to advisors of acquired companies in comparable transactions.

   On January 26, 2001, Goldsmith Agio Helms spoke with Logitech to make a specific counter proposal that would be acceptable to Labtec. Goldsmith Agio Helms proposed $21 per share, and assumption of all liabilities.

   On January 27, 2001, SG Cowen on Logitech's behalf called Goldsmith Agio Helms with its response, which was $17.84 per share and assumption of all liabilities, including off-balance sheet contingent liabilities.

   Negotiations continued through January 30, 2001, when Logitech proposed to pay $18 per share ($11 cash and $7 stock) . On the evening of January 30, 2001, Messrs. Leder and Krouse and Clarence E. Terry, also a director of Labtec, reviewed the final offers of both Logitech and the party that had submitted the highest all-cash bid. Messrs. Leder, Krouse and Terry believed that the total value of the consideration offered to Labtec's stockholders by Logitech was superior.

   On February 1, 2001, representatives of Labtec and Logitech discussed the timing of a possible transaction.

   During the period from February 2, 2001 through February 6, 2001, representatives of Logitech and Labtec and their respective counsels negotiated specific terms and provisions of the Merger Agreement, including the conditions to closing of the offer, the interim covenants, the circumstances under which a break-up fee would be payable, the non-solicitation provisions, the efforts required to seek regulatory approvals and the circumstances in which the parties could terminate the Merger Agreement.

   On February 6, 2001, Logitech's board of directors met. After discussions, which included updates regarding the financial and legal aspects of the proposed transaction from members of senior management and representatives of Logitech's legal and financial advisors, Logitech's board of directors unanimously approved the Merger Agreement.

   Also on February 6, 2001, Labtec held a special meeting of its Board of Directors. After discussion, which included review of all contacts between Goldsmith Agio Helms and prospective bidders since the meeting on January 25, 2001, updates regarding the financial and legal aspects of the proposed transaction from members of Labtec's management and from Jenkens & Gilchrist Parker Chapin, Goldsmith Agio Helms delivered its oral opinion to the effect that, as of that date, the consideration to be received by holders of shares of Labtec common stock pursuant to the Merger Agreement was fair from a financial point of view to those holders, and the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) in all respects and recommended that Labtec's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

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

   Thereafter, Messrs. Leder and Krouse left the meeting and the rest of the Board discussed the fees to be paid to Sun Multimedia Advisors in connection with the termination of the management agreement and in connection with the services rendered by Sun Multimedia Advisors in connection with, among other things, the sale of Labtec. The Board then unanimously approved the payment to Sun Multimedia Advisors of the $4.1 million fee discussed above.

   On February 7, 2001, Goldsmith Agio Helms delivered its written opinion to the effect that as of that date, the consideration to be received by holders of Labtec shares, was fair from a financial point of view to those holders, Labtec and Logitech executed the Merger Agreement and Logitech issued a press release announcing the transaction.

   (ii) Reasons for the Recommendation of the Board of Directors

   In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

  . the amount and form of consideration to be received by Labtec's stockholders in the Offer and the Merger and Labtec's prospects after the Merger (See "Opinion of Financial Advisor" below);

  . Labtec's prospects if it were to remain independent, and the risks and benefits inherent in remaining independent, including the risk arising from the increasing investment required to compete in the market for PC peripherals and the dependence of Labtec on a steadily decreasing number of large customers;

  . the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate Labtec as an independent entity), the range of possible benefits to Labtec's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

  . information with regard to the financial condition, results of operations, business and prospects of Labtec, as well as current economic and market conditions (including current conditions in the industry in which Labtec competes);

  . the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a premium over the prices at which such Shares traded prior to the announcement of the Merger Agreement;

  . the opinion of Goldsmith Agio Helms to the effect that, as of such date, and based upon and subject to certain matters stated in such opinion, the Merger Consideration to be received by holders of the Shares (other than Logitech and its affiliates) in the Offer and the Merger, taken together as a whole and not separately, was fair, from a financial point of view, to such holders and the presentation made by Goldsmith Agio Helms to the Board relating to the financial analysis performed by Goldsmith Agio Helms in connection with such opinion. The full text of Goldsmith Agio Helms' written opinion, dated February 7, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Goldsmith Agio Helms, is set forth in Annex A hereto. Goldsmith Agio Helms' opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received in the Offer and the Merger, taken together as a whole and not separately, by the holders of the Shares (other than Logitech and its affiliates) and does not constitute a recommendation as to whether any stockholder should tender the Shares pursuant to the Offer or how such stockholder should vote with respect to the Merger. Holders of the Shares are urged to read such opinion carefully in its entirety;

  . the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations; and

  . the high likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies.


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   The Board also considered the actual and potential conflicts of interest described above under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements." The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above. After weighing all the different factors, the Board unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommended that Labtec's stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger.

   (iii) Opinion of Financial Advisor

   Labtec engaged Goldsmith Agio Helms to provide it with financial advisory services and a financial fairness opinion in connection with the Offer and the Merger. The Board selected Goldsmith Agio Helms based on Goldsmith Agio Helms' qualifications, expertise and reputation and its knowledge of the business and affairs of Labtec. At the meeting of the Board on February 6, 2001, Goldsmith Agio Helms rendered its oral opinion, subsequently confirmed in writing, that as of February 7, 2001, and based on and subject to the considerations in its opinion, the consideration to be received by the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to those holders.

   The full text of Goldsmith Agio Helms' opinion dated February 7, 2001, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldsmith Agio Helms in rendering its opinion, is attached as Annex A to this statement and incorporated in this statement by reference. We urge you to read this opinion carefully and in its entirety. Goldsmith Agio Helms' opinion is directed to the Board, addresses only the fairness of the consideration to be received by the holders of the Shares pursuant to the Merger Agreement from a financial point of view to those holders and it does not address any other aspect of the Offer or the Merger or constitute a recommendation as to whether holders of the Shares should tender their Shares in the Offer or as to how holders of the Shares should vote at any stockholders' meeting held in connection with the Merger. This summary is qualified in its entirety by reference to the full text of the opinion.

   In connection with rendering its opinion, Goldsmith Agio Helms, among other things:

  .  reviewed the latest draft of the Merger Agreement;

  . analyzed financial and other information that is publicly available relating to Logitech;

  . analyzed certain internal financial and operating data of Labtec that had been made available to Goldsmith Agio Helms by Labtec;

  . visited certain facilities of Labtec and discussed with management of Labtec the financial condition, operating results, business outlook and prospects of Labtec;

  . discussed with management of Logitech the financial condition, operating results, business outlook and prospects of Logitech;

  . reviewed the financial and other terms of comparable merger and acquisition transactions;

  . reviewed premiums paid in comparable and other merger and acquisition transactions;

  . analyzed the valuations of publicly traded companies that Goldsmith Agio Helms deemed comparable to Labtec and Logitech;

  . performed a discounted cash flow analysis of Labtec based on financial projections that Labtec's management provided to Goldsmith Agio Helms; and

  . performed such other analyses and considered such other factors as Goldsmith Agio Helms deemed appropriate.

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

   Goldsmith Agio Helms assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections, including information relating to strategic, financial and operational benefits anticipated from the Offer and the Merger, Goldsmith Agio Helms assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Labtec and Logitech. In addition, Goldsmith Agio Helms assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Goldsmith Agio Helms assumed that, in connection with the receipt of all the necessary regulatory approvals for the Offer and the Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and the Merger. Goldsmith Agio Helms has not made any independent valuation or appraisal of the assets or liabilities of Labtec, nor has it been furnished with any appraisals regarding the assets or liabilities. Goldsmith Agio Helms' opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of February 7, 2001.

   The following is a summary of all the material financial analyses performed by Goldsmith Agio Helms in connection with its oral opinion and the preparation of its written opinion.

   Discounted Cash Flow Analysis

   Goldsmith Agio Helms analyzed financial projections for Labtec, based on three-year projections previously developed by Labtec's management for 2002-2004 but adjusted to reflect the updated estimate for fiscal year 2001 revenues. These projections incorporated an average 24% annual revenue growth. Projections for 2005-2006 were extrapolated by assuming annual revenue growth of 10% and EBIT margins consistent with 2004. Goldsmith Agio Helms performed a discounted cash flow analysis of Labtec based on those projections and a terminal value based on a perpetuity growth range of 3% to 5%. Goldsmith Agio Helms discounted the unlevered free cash flows of Labtec at 16.8%, representing an estimated weighted average cost of capital for Labtec. This discount rate took into account a small cap equity return premium of 2.2% and a beta of 1.29 based on an assumed industry debt to total capitalization ratio of 8.1%. The present values obtained equate to estimated Labtec enterprise values, which were then adjusted for Labtec's debt (net of cash), other off-balance sheet liabilities, and proceeds from the exercise of options, to arrive at an implied equity value per share. Based on this analysis, Goldsmith Agio Helms calculated values representing an implied equity value per share of Labtec Common Stock ranging from $14.76 to $17.71.

   Comparable Public Company Analysis

   Goldsmith Agio Helms reviewed the current valuation of publicly traded companies in the computer audio peripherals, computer interface devices, and telephony headset devices sectors, which are considered to be comparable to Labtec. Goldsmith Agio Helms reviewed measures of valuation including historical and projected price to earnings ratios, and historical and projected enterprise value to EBITDA and EBIT before amortization (EBITA) ratios. The group of selected computer peripheral and telephony companies included Boston Acoustics, Inc., Creative Technologies, Ltd., Harman International Industries, Inc., Logitech, and Plantronics, Inc. While none of these companies has the exact products, strategy, markets, revenue size, or profitability as Labtec, these companies were selected because they participate in the same industries as Labtec and are subject to the same macroeconomic forces, such as customer demand, material supply, regulatory constraints, technological change, and barriers to entry. Goldsmith Agio Helms observed median trailing twelve month multiples in the comparable public companies of 0.9 times sales, 12.6 times EBITA, 8.0 times EBITDA, and 15.6 times net income. Applying these multiples to Labtec's trailing twelve-month performance resulted in implied equity share prices of $9.50, $25.85, $15.37, and $3.34 respectively. The mean and median per share equity values were $13.51 and $12.43.

   Comparative Transaction Analysis

   Using publicly available information, Goldsmith Agio Helms reviewed recent historical transactions that were considered to be comparable to this transaction. While the mergers and acquisitions marketplace is quite active, very few comparable transactions exist in which target company and purchase price information is disclosed and available. The following sixteen transactions were selected because they involved the sale of companies that participate in the computer peripherals or telephony device industries (announcement dates in parentheses):

  . SBS Technologies acquisition of Bit-3 Computer Corp. (October 1996)

  . Greenwich Street Capital Partners acquisition of Mark IV Industries audio business (December 1996)

  . Continental Circuits Corp. acquisition of Hadco Corporation (February
    1998)

  . LSI Logic Corporation acquisition of Symbios (June 1998)

  . Gretag Imaging Group acquisition of Raster Graphics (October 1998)

  . 3Dfx Interactive acquisition of STB Systems (December 1998)

  . Pinnacle Systems acquisition of Truevision (December 1998)

  . Investor group acquisition of Emerson Radio Corp. (December 1998)

  . KE Acquisition Corp. acquisition of Kentek Information Systems (May 1999)

  . Intel Corp. acquisition of Dialogic Corp. (June 1999)

  . PSC acquisition of Percon (November 1999)

  . Mackie Designs acquisition of Eastern Acoustic Works (February 2000)

  . Welch Allyn acquisition of PSC (June 2000)

  . Electronics for Imaging acquisition of Splash Technology Holdings (August
    2000)

  . GN Netcom acquisition of Hello Direct (June 2000)

  . Solectron Corp. acquisition of Centennial Technologies (January 2001)

   Based on mean and median valuation multiples for revenues and EBITDA generated from these fifteen transactions, the implied equity valuation range for Labtec was $14.12 to $19.54 per share.

   Transaction Premium Analysis

   Goldsmith Agio Helms reviewed historical transaction premiums paid on acquisitions of public companies valued between $100 million and $500 million since 1998, and Labtec's closing price as of January 30, 2001 of $9.875. The implied valuation range of Labtec is $13.06 to $14.73 per share based on the median 1-day, 1-week, and 4-week stock premiums. Goldsmith Agio Helms noted that the purchase price per share of Labtec Common Stock of $11.00 in cash and $7.00 in Logitech ADSs, subject to adjustment in the circumstances provided in the merger agreement, equated to $18.00 in the aggregate based on the 20-day average closing price of Logitech ADSs of $28.49 as of Tuesday, February 6, 2001 (the last trading day prior to the day of the announcement of the merger agreement). This $18.00 value represents a 37% premium to the closing price of Labtec Common Stock of $13.13 on February 6, 2001, an 82% premium to the closing price of Labtec Common Stock of $9.88 one week prior to February 6, 2001, and a 157% premium to the closing price of Labtec Common Stock of $7.00 four weeks prior to February 6, 2001.

   Trading History

   Goldsmith Agio Helms reviewed the historical trading ranges for the common stock of Labtec and the Logitech ADSs over a one-year and three-year period ending January 30, 2001. The one-year high and low of Labtec Common Stock was $12.00 on July 14, 2000 and $6.00 on May 23, 2000, and the weighted average price for the one-year period was $8.23. The one-year high and low of Logitech ADSs was $38.50 on July 6, 2000 and $18.75 on December 20, 2000, and the weighted average price for the one-year period was $29.59.

   (c) Intent to Tender

   Pursuant to Stockholder Agreements (each, a "Stockholder Agreement") entered into on February 7, 2001, Sun Multimedia Partners, L.P. and Sun Venture Capital Partners I, L.P. have both agreed, prior to termination of the Merger Agreement, to tender all of the Shares beneficially owned by them to Logitech Subsidiary in the Offer, and to vote their Shares in favor of the Merger and against approval of any proposal made in opposition to, or in competition with, the Merger and the Merger Agreement. Messrs. Leder and Krouse are directors of Labtec and the sole stockholders of both Sun Multimedia Advisors, Inc., which is the general partner of Sun Multimedia Partners, and Sun Venture Capital Advisors, which is the general partner of Sun Venture Capital Partners. In addition, Sun Multimedia Partners has agreed in its Stockholder Agreement to exercise any rights it has under an agreement among itself, The KB Mezzanine Fund II, L.P. and Labtec to require KB Mezzanine to tender all of the shares of Labtec Common Stock over which KB Mezzanine has control in the same manner that Sun Multimedia Partners is required to do so under such Stockholder Agreement. Including the shares of Labtec Common Stock owned by KB Mezzanine, the Principal Stockholders beneficially own an aggregate of 2,386,783 shares of Labtec Common Stock, representing approximately 59% of Labtec's outstanding shares.

   To Labtec's knowledge after reasonable inquiry, all of Labtec's executive officers, directors and affiliates currently intend to tender all the Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. As of February 20, 2001, Labtec's executive officers, directors and affiliates (including Sun Multimedia Partners and Sun Venture Capital Partners and the shares of KB Mezzanine with respect to which Sun Multimedia Partners has the rights described in the preceding paragraph) owned an aggregate of approximately 60% of the issued and outstanding Labtec Common Stock.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

   Labtec has retained Goldsmith Agio Helms as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Goldsmith Agio Helms' engagement, Labtec has agreed to pay Goldsmith Agio Helms for its services an aggregate financial advisory fee including expenses equal to approximately $1.2 million payable upon consummation of the Offer. In addition, Labtec has agreed to pay Goldsmith Agio Helms a fee of $0.1 million for its services in connection with providing a fairness opinion. The fee to be paid for provision of the fairness opinion is not contingent on the consummation of the Offer or the Merger. Labtec also has agreed to indemnify Goldsmith Agio Helms and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Goldsmith Agio Helms' engagement.

   Neither Labtec nor anyone acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Labtec on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company

   On February 13 and 14, 2001, Robert G. Wick, President and Chief Executive Officer of Labtec, exercised options to purchase an aggregate of 38,250 shares of Labtec Common Stock at an exercise price of $10.75 per share and sold such shares for approximately $17.38 per share. Likewise, on February 16, 2001, Russell B. Weed, Senior Vice President and General Counsel of Labtec, exercised options to purchase an aggregate of 6,250 shares of Labtec Common Stock at an exercise price of $6.50 per share and sold such shares for $17.25 per share.

   Except as set forth above, no transactions in the Shares have been effected during the past 60 days by Labtec or any subsidiary of Labtec or, to the best of Labtec's knowledge, by any executive officer, director or affiliate of Labtec.

Item 7. Purposes of the Transaction and Plans or Proposals

   Except for Labtec's obligations pursuant to the Merger Agreement, Labtec is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  . a tender offer for or other acquisition of Labtec's securities by Labtec, any of its subsidiaries, or any other person;

  . any extraordinary transaction, such as a merger, reorganization or liquidation, involving Labtec or any of its subsidiaries;

  . any purchase, sale or transfer of a material amount of assets of Labtec or any of its subsidiaries; or

  . any material change in the present dividend rate or policy, or indebtedness or capitalization, of Labtec.

   There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

   (a) Designation by Logitech Subsidiary of Persons to be Elected to the Board

   The Information Statement attached as Annex B to this Statement is being furnished in connection with the possible designation by Logitech Subsidiary, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of Labtec's stockholders and the information therein is incorporated herein by reference.

   (b) State Takeover Laws

   A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, shareholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. Of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders, as long as those laws were applicable only under certain conditions.

   Chapters 110C, 110D and 110F of the MBCL prohibit, restrict or impose procedural and disclosure requirements with respect to the acquisition of more than 5% of the outstanding shares of a Massachusetts corporation, such as Labtec, and with respect to take-over bids and business combinations involving a Massachusetts corporation. Labtec and Logitech have taken all actions necessary to ensure that Chapters 110C, 110D and 110F of the MBCL will not apply in connection with the Offer or the Merger.

   A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets or shareholders, or whose business operations otherwise have substantial economic effects, in these states. Labtec, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted takeover laws as described above. Logitech does not believe that any of these takeover statutes are applicable to the Offer or the Merger and have not attempted to comply with any of these state takeover statutes in connection with the Offer or the Merger.

   (c) Antitrust

   Antitrust. The purchase of Labtec Common Stock pursuant to the offer is subject to review by the DOJ and the FTC to determine whether it is in compliance with antitrust laws. Under the provisions of the HSR Act, the offer may not be consummated until the waiting period requirements of that Act have been satisfied or terminated. Logitech and Labtec filed notification reports, together with requests for early termination for the waiting period, with the DOJ and the FTC on February 21, 2001. Unless the waiting period is extended or we receive a request for additional information and documentary material, the waiting period will expire on March 23, 2001, unless earlier terminated.

   The DOJ and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Offer or the Merger. At any time before or after the Offer or the Merger, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Offer or the Merger or seeking divestiture of substantial assets of Logitech or Labtec or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances. Labtec cannot guarantee that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

   Foreign Approvals. Logitech and Labtec conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the offer or the merger. Logitech and Labtec are currently in the process of reviewing whether other filings or approvals may be required or desirable in other jurisdictions. In the event a filing or application is made for the requisite foreign approvals or consents, Labtec cannot be certain that these approvals or consents will be granted and, if these approvals or consents are received, Labtec cannot be certain as to the date of those approvals or consents. In addition, Labtec cannot be certain that it will be able to cause Logitech or its subsidiaries to satisfy or comply with those laws or that compliance or noncompliance will not have adverse consequences for Logitech or any subsidiary of Logitech after purchase of the shares of Labtec Common Stock pursuant to the Offer or the Merger.

   Securities Filing in Australia. Logitech filed the Prospectus and its other offer documents with the Australian Securities and Investments Commission, or ASIC, on February 23, 2001. Logitech has also sought class order relief from the ASIC so that Logitech may file its prospectus, which is a foreign offer document in Australia, with the ASIC. Logitech will not accept tenders of shares of Labtec Common Stock from Labtec stockholders in Australia until the ASIC approves the content of this prospectus. If the ASIC has not contacted Logitech or its advisers prior to the expiration date, Logitech will be deemed to have obtained ASIC approval.

   (d) Offer to Purchase, Letter of Transmittal and Related Documents

   Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, form of letter to brokers, dealers, commercial banks, trust companies and other nominees and form of letter to clients which are filed as Exhibits (a)(1), (a)(2), (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference in their entirety.

Item 9. Exhibits

   The following Exhibits are filed herewith:

 Exhibit
   No.                                 Description
 -------                               -----------
 (a)(1)  Prospectus dated February 23, 2001 (incorporated by reference to the prospectus included in the Registration Statement on Form F-4 of
         Logitech filed with the SEC on February 23, 2001 (the "Logitech F-4"))

 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         99.1 to the Logitech F-4)

 (a)(3) Letter dated February 23, 2001 from the Chairman of Labtec to Labtec's stockholders*

 (a)(4)  Press Release dated February 7, 2001 (incorporated by reference to
         Exhibit 99.1 to the Current Report on Form 8-K dated February 7, 2001
         (date of earliest event reported) filed by Labtec with the SEC on February 15, 2001 (the "Labtec 8-K"))

 (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Logitech F-4)

 (a)(6)  Form of Letter to Clients for Use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees(incorporated by reference to
         Exhibit 99.3 to the Logitech F-4)

 (a)(7)  Opinion of Goldsmith, Agio, Helms Securities Inc. dated February 7,
         2001 (included as Annex A hereto)*

 (a)(8)  The Information Statement of Labtec Inc. (included as Annex B hereto)*

 (e)(1)  Agreement and Plan of Merger dated as of February 7, 2001 among
         Labtec, Logitech, Logitech Subsidiary and Merger Sub (incorporated by reference to Exhibit 2.1 to the Labtec 8-K)

 (e)(2)  Management Agreement dated as of October 7, 1997 between Labtec
         Enterprises, Inc. (presently known as Labtec Corporation) and Sun
         Multimedia Advisors, Inc.

 (e)(3) Form of Stockholder Agreement dated as of February 7, 2001 entered into by both Sun Multimedia Partners and Sun Venture Capital Partners
         I (incorporated by reference to Exhibit 2.1 to the Labtec 8-K)

--------
*  Included with the Statement mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2001

                                          LABTEC INC.

                                          By: /s/ Robert G. Wick
                                              ---------------------------
                                              Robert G. Wick
                                              President and Chief Executive
                                               Officer

                                                                         ANNEX A

                    Goldsmith, Agio, Helms Securities, Inc.
                Member: National Association Securities Dealers

                    U.S. BANK PLACE . THE FORTY-SIXTH FLOOR
 Tel 612 339 0500    601 Second Avenue South, Minneapolis, Minnesota 55402 Fax
                                  612 339 0507

February 7, 2001

Personal and Confidential

The Board of Directors
Labtec Inc.
1499 SE Tech Center Drive
Vancouver, WA 98683

Re: Fairness Opinion

Members of the Board of Directors:

We understand that Labtec Inc., a Massachusetts corporation ("Labtec" or the "Company"), Logitech International S.A., a Swiss corporation ("Logitech" or "Parent"), Logitech, Inc., a California corporation and a wholly-owned subsidiary of Parent ("Logitech Subsidiary"), and Thunder Acquisition Corp., a Massachusetts corporation and an indirect wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger dated as of February 7, 2001 (the "Merger Agreement"), which provides, among other things for: (i) the commencement of an exchange offer (the "Offer") to purchase all of the issued and outstanding shares of the common stock, par value $.01 per share, of the Company ("Common Stock"), for $11.00 per share, net to the seller in cash, and a fraction of an American depositary share of Parent worth $7.00, subject to adjustment in certain circumstances set forth in the Merger Agreement (collectively, the "Consideration"); and (ii) the subsequent merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become an indirect wholly-owned subsidiary of Parent, and each outstanding share of Common Stock of the Company, other than shares, if any, held in treasury by Parent or any subsidiary of Parent, will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement. Capitalized terms used herein, unless otherwise defined herein, will have the meanings ascribed to them in the Merger Agreement.

As a customary part of its investment banking business, Goldsmith, Agio, Helms Securities, Inc. is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. In return for our services in

The Board of Directors
Labtec Inc.
February 7, 2001
Page 2 of 3

connection with providing this opinion, the Company will pay us a fee, which fee is not contingent upon the consummation of the Offer or the Merger, and indemnify us against certain liabilities. We also are acting as a financial advisor to the Company in connection with the Offer and the Merger for which we will receive certain other fees, a significant portion of which is contingent upon the consummation of the Offer and the Merger.

In arriving at our opinion, we have undertaken such reviews, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have (i) reviewed the latest draft of the Merger Agreement;
(ii) analyzed financial and other information that is publicly available relating to Logitech; (iii) analyzed financial and other information that is publicly available relating to the Company; (iv) analyzed certain internal financial and operating data of the Company that has been made available to us by the Company; (v) visited certain facilities of the Company and discussed with management of the Company the financial condition, operating results, business outlook and prospects of the Company; (vi) discussed with management of Logitech the financial condition, operating results, business outlook and prospects of Logitech; (vii) reviewed the financial and other terms of comparable merger and acquisition transactions; (viii) reviewed premiums paid in comparable and other merger and acquisition transactions; (ix) analyzed the valuations of publicly traded companies that we deemed comparable to the Company and Logitech; (x) performed a discounted cash flow analysis of the Company based on financial projections that the Company's management provided to us; and (xi) performed such other analyses and considered such other factors as we deemed appropriate.

We have relied upon and assume the accuracy, completeness, and fairness of the financial statements and other information furnished by, or publicly available relating to, the Company or Logitech, or otherwise made available to us, and relied upon and assumed that the representations and warranties of the Company and Logitech contained in the Merger Agreement are true and correct. We were not engaged to, and did not attempt to or assume responsibility to, verify independently such information. We have further relied upon assurances by the Company that the information provided to us has a reasonable basis, and with respect to projections and other business outlook information, reflects the best currently available estimates, and that the Company is not aware of any information or fact that would make the information provided to us incomplete or misleading. We also assumed that the Company and Logitech each will perform all of the covenants and agreements to be performed by it under the Merger Agreement and that the conditions to the Merger as set forth in the Merger Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Merger Agreement. In arriving at our opinion, we have not performed any appraisals or valuations of specific assets or liabilities of the Company or Logitech and express no opinion regarding the liquidation value of the Company or Logitech or any of their respective assets. Our opinion is based upon the information available to us and the facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. However, we do not have any obligation to update, revise, or reaffirm this opinion.

The Board of Directors
Labtec Inc.
February 7, 2001
Page 3 of 3


We have relied, with respect to legal and accounting matters related to the Merger Agreement, on the advice of the Company's legal and accounting advisors. We have made no independent investigation of any legal or accounting matters that may affect the Company or Logitech and have assumed the correctness of the legal and accounting advice provided to the Company and Logitech, and their respective Boards of Directors.

Our opinion is rendered for the benefit and use of the Board of Directors of the Company in connection with the Board's consideration of the Offer and the Merger and does not constitute a recommendation to any holder of Common Stock whether to tender such stock in the Offer or how such shareholder should vote with respect to the Merger. We do not opine on, nor does our opinion consider, the tax consequences of the Offer or the Merger, including tax consequences to any holder of Company common stock. We have not been asked to, nor do we, express an opinion as to the relative merits of the Offer or the Merger as compared to any alternative business strategies that might exist for the Company, the effect of any other transaction in which the Company might engage, or the form of the Agreement or the terms contained therein. Furthermore, we express no opinion as to the prices at which Labtec or Logitech stock may trade following the date of this opinion or following consummation of the Offer or the Merger. This opinion may not be published or otherwise used or referred to publicly without our written consent; provided, however, that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission with respect to the Offer or the Merger.

Based upon and subject to the foregoing, and based upon such other facts as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Company's shareholders for their Common Stock pursuant to the Merger Agreement is fair to such shareholders from a financial point of view.

Sincerely,

/s/ Goldsmith Agio Helms

Goldsmith, Agio, Helms Securities, Inc.

                                                                         ANNEX B

                                  LABTEC INC.
                     1499 S.E. Tech Center Place, Suite 350
                          Vancouver, Washington 98683

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

Background Information

   This information statement (this "Information Statement") is being mailed on or about February 23, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Labtec Inc., a Massachusetts corporation ("Labtec").

   On February 7, 2001, Labtec and Logitech International S.A., a Swiss corporation ("Logitech"), entered into an Agreement and Plan of Merger (the "Merger Agreement") among Labtec, Logitech, Logitech Inc., a California corporation and a wholly-owned subsidiary of Logitech ("Logitech Subsidiary"), and Thunder Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Logitech Subsidiary ("Merger Sub").

   You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub to a majority of seats on the Board of Directors of Labtec (the "Board" or the "Board of Directors") pursuant to the Merger Agreement. There will be no vote or other action by stockholders of Labtec in connection with this Information Statement. Voting proxies regarding shares of Labtec Common Stock (as defined below) are not being solicited from any stockholder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

   Pursuant to the Merger Agreement, Merger Sub has commenced an offer to exchange $11.00 and a fraction of an American depositary share of Logitech (each, a "Logitech ADS") for each issued and outstanding share of Labtec's common stock, par value $.01 per share ("Labtec Common Stock"), upon the terms and subject to the conditions set forth in the preliminary prospectus dated February 23, 2001 relating to the exchange offer (the "Prospectus") and in the related letter of transmittal (the "Letter of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer"). The fraction of a Logitech ADS for which each share of Labtec Common Stock will be exchanged (the "Stock Portion") will be determined as follows:

  . If the average closing bid price of Logitech ADSs for the 20 consecutive trading days ending on the third trading day prior to the day on which the Offer actually expires is not less than $25.64 nor more than $31.34, the Stock Portion will be determined by dividing $7.00 by this 20-day average price;

  . If this 20-day average price is less than $25.64, the Stock Portion will be .2730 of a Logitech ADS for each share of Labtec Common Stock; and

  . If this 20-day average price is more than $31.34, the Stock Portion will be .2234 of a Logitech ADS for each share of Labtec Common Stock.

   Copies of the Prospectus and the Letter of Transmittal have been mailed to stockholders of Labtec and are filed as exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Logitech, Logitech Subsidiary and Merger Sub with the Securities and Exchange Commission on February 23, 2001.

   The Merger Agreement also provides that, subject to the satisfaction or waiver of certain conditions, including regulatory approvals, as soon as practicable following the date on which Merger Sub accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, and in accordance with the Massachusetts Business Corporation Law, Merger Sub will be merged with and into Labtec

(the "Merger"), with Labtec surviving as a wholly-owned subsidiary of Logitech Subsidiary. At the effective time of the Merger, each Share outstanding (other than Shares owned by Logitech, Logitech Subsidiary, Merger Sub or any other subsidiary of Logitech and other than Shares held by Labtec stockholders who validly exercise dissenters' rights under Massachusetts law) will be converted into the right to receive the same amount of cash and fraction of a Logitech ADS that is being offered in the Offer.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Logitech, Logitech Subsidiary, Merger Sub or the Logitech Designees (as defined herein) has been provided by Logitech. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Merger Sub commenced the Offer on February 23, 2001. The Offer and withdrawal rights are currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 22, 2001, subject to the satisfaction or waiver of the conditions to the Offer.

The Logitech Designees

   The Merger Agreement provides that, effective upon the acceptance for payment by Merger Sub of any Shares, Merger Sub will be entitled to designate the number of directors, rounded up to the next whole number, to the Labtec Board (the "Logitech Designees") that equals the product of (i) the total number of directors on the Labtec Board (giving effect to the election of any additional directors pursuant to Section 1.3 of the Merger Agreement or the resignation of any individuals who are directors on the date hereof) and (ii) the percentage obtained by dividing the number of Shares beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act of 1934, as amended), other than shares beneficially owned by Labtec, by Merger Sub by the total number of Shares that are issued and outstanding at the time of such acceptance, and Labtec shall take all action necessary to cause Merger Sub's designees to be elected or appointed to the Labtec Board. Effective upon such acceptance, Labtec shall use its best efforts to cause the individuals designated by Logitech Subsidiary to constitute the same percentage as is on Labtec's Board of (x) each committee of Labtec's Board, (y) each board of directors of each subsidiary of Labtec (subject to applicable law) and (z) each committee of each such board of directors.

   Notwithstanding the foregoing, Labtec will use its commercially reasonable efforts to ensure that two of the members of Labtec's Board as of the date hereof (the "Continuing Directors") shall remain members of such Board until the effective time of the Merger. If a Continuing Director resigns from Labtec's Board, Logitech Subsidiary, Merger Sub and Labtec shall permit the remaining Continuing Director or Directors to appoint the resigning Director's successor who shall be deemed to be a Continuing Director.

   The Logitech Designees will be selected by Merger Sub from among the individuals listed below. Each of the following individuals has consented to serve as a director of Labtec if appointed or elected. None of Logitech Designees currently is a director of, or holds any positions with, Labtec. Merger Sub has advised Labtec that, to the best of Merger Sub's knowledge, except as set forth below, none of the Logitech Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Labtec nor has any such person been involved in any transaction with Labtec or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Merger Sub and Labtec that have been described in the Schedule TO or the
Schedule 14D-9.

   Set forth in the table below are the name, age (as of February 20, 2001), present principal occupation or employment and five-year employment history of each of the individuals who may be selected as a Logitech Designee. Unless otherwise indicated, each such individual is a United States citizen. The principal business address of Logitech and, unless otherwise indicated, the business address of each person listed below is 6505 Kaiser Drive, Fremont, California 94555.

                                             Present Principal Occupation or
                                                       Employment;
                                            Material Positions Held During the
                 Name                 Age            Past Five Years
                 ----                 --- -------------------------------------
 Daniel Borel........................  51 Daniel Borel, a founder of Logitech, has been its Chairman of the Board
                                          since July 1992. From July 1992 to
                                          February 1998, Mr. Borel also served
                                          as Chief Executive Officer of
                                          Logitech. He has held various other
                                          executive positions with Logitech and
                                          its predecessors since their
                                          founding. Mr. Borel holds an MS in
                                          Computer Science from Stanford
                                          University and a degree in Physics
                                          from the Ecole Polytechnique
                                          Federale, Lausanne, Switzerland.
                                          Mr. Borel is a citizen of
                                          Switzerland.

 Guerrino De Luca....................  48 Guerrino De Luca joined Logitech as its President and Chief Executive
                                          Officer in February 1998, and became
                                          a member of its Board of Directors in
                                          June 1998. Prior to that time, Mr. De
                                          Luca served as Executive Vice
                                          President of Worldwide Marketing for
                                          Apple Computer, Inc., a personal
                                          computer company, from February 1997
                                          to September 1997, and as President
                                          of Claris Corporation, a personal
                                          computing software vendor, from
                                          February 1995 to February 1997. Prior
                                          to this, Mr. De Luca held various
                                          positions with Apple in the United
                                          States and Europe. Mr. De Luca holds
                                          a BS in Electronic Engineering from
                                          the University of Rome, Italy. Mr. De
                                          Luca is a citizen of Italy.

 Wolfgang Hausen.....................  58 Wolfgang Hausen has been Senior Vice
                                          President and General Manager,
                                          Control Devices Business Division of
                                          Logitech since July 1997. Prior to
                                          that time, Mr. Hausen served as
                                          President and Chief Executive Officer
                                          of Cardinal Technologies, Inc., a PC
                                          multimedia and modem company from May
                                          1994. From March 1989 to December
                                          1993, Mr. Hausen was Vice President
                                          and General Manager of Quantum
                                          Corporation, a global supplier of
                                          storage products. Mr. Hausen holds an
                                          MSEE from the Technical University of
                                          Darmstadt, Germany and an MBA from
                                          Santa Clara University, California.

 Kristen Onken.......................  51 Kristen Onken joined Logitech as
                                          Senior Vice President, Finance, and
                                          Chief Financial Officer in February
                                          1999. From February 1996 to February
                                          1999, Ms. Onken served as Vice
                                          President of Finance at Fujitsu PC
                                          Corporation. From 1991 to February
                                          1996, Ms. Onken was employed by Sun
                                          Microsystems, Inc. first as
                                          Controller of the Southwest Area;
                                          then from 1992 to 1996 she served as
                                          Director of Finance, Sun Professional
                                          Services. Ms. Onken holds a BS degree
                                          from Southern Illinois University and
                                          an MBA in Finance from the University
                                          of Chicago, Illinois.

                                             Present Principal Occupation or
                                                       Employment;
                                            Material Positions Held During the
                 Name                 Age            Past Five Years
                 ----                 --- -------------------------------------
 Margaret Wynne......................  43 Margaret J. Wynne has been Vice
                                          President, Legal and General Counsel
                                          of Logitech since April 1994. Prior
                                          to that time, Ms. Wynne was its
                                          Director of Legal Affairs from July
                                          1992 to April 1994. From September
                                          1990 to June 1992, Ms. Wynne was an
                                          Associate Professor at Golden Gate
                                          University School of Law. Ms. Wynne
                                          joined Pillsbury, Madison & Sutro as
                                          an associate in September 1982
                                          becoming a member of the firm in
                                          January 1990. Ms. Wynne holds a BA in
                                          French from San Francisco State
                                          University and a JD from Hastings
                                          College of the Law of the University
                                          of California.

 Erh-Hsun Chang......................  52 Erh-Hsun Chang joined Logitech as
                                          Vice President, General Manager, Far
                                          Eastern Area and Worldwide Operations
                                          in December 1995. In April 1997, Mr.
                                          Chang was named its Senior Vice
                                          President, General Manager, Far
                                          Eastern Area and Worldwide
                                          Operations. During 1986 and 1987, Mr.
                                          Chang held various other positions
                                          with the Parent. From January 1994 to
                                          December 1995, Mr. Chang was Vice
                                          President, Sales and Marketing, Power
                                          Supply Division, of Taiwan Liton
                                          Electronics Ltd., and from December
                                          1991 to January 1994, Mr. Chang was
                                          Vice President, Manufacturing
                                          Consulting at KPMG Peat Marwick. Mr.
                                          Chang holds a BS in Civil Engineering
                                          from Chung Yuang University, Taiwan,
                                          an MBA from the University of Dallas,
                                          and an MS in Industrial Engineering
                                          from Texas A&M University. Mr. Chang
                                          is a citizen of the Republic of
                                          China.

Certain Information Concerning Labtec

   The Labtec Common Stock is the only class of equity securities of Labtec outstanding that is entitled to vote at a meeting of the stockholders of Labtec. Each share of Labtec Common Stock is entitled to one vote. As of the close of business on February 20, 2001, there were 4,053,982 shares of Labtec Common Stock issued and outstanding, and neither Logitech, Logitech Subsidiary nor Merger Sub owned any of such shares.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information regarding the ownership of Labtec Common Stock as of February 20, 2001 by (1) persons known by Labtec to be beneficial owners of more than 5% the Shares, (2) the executive officers named in the Summary Compensation Table set forth below, (3) the current directors of Labtec and (4) all current executive officers and directors of Labtec as a group and the percentage of Shares represented thereby. See"-- Option Exercises and Fiscal Year-End Values" for a discussion on the Merger Agreement's treatment of currently unvested and unexercisable options.

                                              Number of
                                                Shares
                                             Beneficially Percent Beneficially
Name and Address of Beneficial Owner(a)        Owned(b)          Owned
---------------------------------------      ------------ --------------------
5% Stockholders:
Sun Multimedia Partners, L.P.(c)(d) ........  2,291,483           56.5%
 5355 Town Center Road, Suite 802
 Boca Raton, FL 33486
The KB Mezzanine Fund II, L.P...............    354,622            8.7%
 405 Lexington Avenue, 21st Floor
 New York, NY 10174

Directors:
Bradley A. Krouse(e)........................      5,000              *
Rodger R. Krouse(c)(d)(e)(f)................  2,391,783           58.9%
Marc J. Leder(c)(d)(e)(f)...................  2,391,783           58.9%
Joseph Pretlow(e)...........................      5,000              *
George R. Rea (g)...........................     19,834              *
Patrick J. Sullivan(h)......................     19,334              *
Clarence E. Terry(i)........................          0              *
Robert G. Wick(j)...........................          0              *

Named Executive Officers:
Gregory Jones...............................      6,859              *
Joyce Ouellette(k)..........................     11,583              *
Yudhi Patel(l)..............................     11,875              *
Todd Yuzuriha(m)............................      5,625              *

Directors and executive officers as a group
 (12 persons)(n)............................  2,476,893           60.2%

--------
*  Less than one percent.

(a) Except as otherwise indicated, the address of each individual listed is c/o Labtec Inc., 1499 S.E. Tech Center Place, Suite 350, Vancouver, Washington 98683

(b) Except as otherwise indicated in these footnotes, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Includes shares of Labtec Common Stock underlying exercisable options. The inclusion herein of any shares of Labtec Common Stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

(c) Includes 354,622 shares owned by The KB Mezzanine Fund II, L.P. as to which Sun Multimedia Partners, L.P., Sun Multimedia Advisors, Inc., Marc J. Leder and Rodger R. Krouse exercise shared voting and dispositive power under a stockholder agreement dated September 28, 2000 among Labtec, KB Mezzanine and Sun Multimedia Partners. The stockholder agreement is described below under the caption "Information About Directors." Sun Multimedia Partners, L.P., Sun Multimedia Advisors, Inc., Marc J. Leder and Rodger R. Krouse disclaim beneficial ownership of the shares owned by KB Mezzanine.

(d) Sun Multimedia Advisors is the general partner of Sun Multimedia Partners, and Marc J. Leder and Rodger R. Krouse each owns 50% of Sun Multimedia Advisors. As a result, Sun Multimedia Advisors, Marc J. Leder and Rodger R. Krouse may be deemed to be the beneficial owner of shares beneficially owned by Sun Multimedia Partners, with shared voting and dispositive power with respect to those shares.

(e) Includes 5,000 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1997 Plan. Does not include 5,000 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(f) Includes (1) 1,936,861 shares of Labtec Common Stock owned by Sun Multimedia Partners and (2) 95,300 shares of Labtec Common Stock owned by Sun Venture Capital Partners I, L.P. Sun Multimedia Partners, L.P., Sun Multimedia Advisors, Inc., Marc J. Leder and Rodger R. Krouse disclaim beneficial ownership of the shares owned by KB Mezzanine. Sun Venture Advisors, Inc. is the general partner of Sun Venture Capital Partners I, and Marc J. Leder and Rodger R. Krouse each owns 50% of Sun Venture Advisors. As a result, Sun Venture Advisors, Marc J. Leder and Rodger R. Krouse may be deemed to be the beneficial owner of shares beneficially owned by Sun Venture Capital Partners I, with shared voting and dispositive power with respect to those shares.

(g) Includes 10,000 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1997 Plan, 3,334 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1995 Plan, and 6,500 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1993 Plan. Does not include 5,000 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(h) Includes 10,000 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1997 Plan, 3,334 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1995 Plan, and 5,000 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1993 Plan. Does not include 5,000 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(i) Does not include 35,000 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(j) Does not include 78,250 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(k) Includes 8,250 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1993 Plan. Does not include 10,000 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(l) Includes 11,875 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1997 Plan. Does not include 35,625 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(m) Includes 5,625 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1997 Plan. Does not include 16,875 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

(n) Includes 30,875 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1997 Plan, 6,668 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1995 Plan, and 19,750 shares of Labtec Common Stock issuable upon exercise of vested and exercisable options granted under the 1993 Plan. Does not include 204,500 shares of Labtec Common Stock issuable upon exercise of unvested and unexercisable options granted under the 1997 Plan that will become vested and exercisable in connection with the consummation of the transactions contemplated by the Merger Agreement.

Directors and Executive Officers

 Terms of Directors

   Prior to Labtec's 1999 Annual Meeting of Stockholders, the directors were divided into three classes. At each annual meeting, the term of one class would expire. Directors in each class served three-year terms. As of the date hereof, the directors whose terms do not expire at the 2000 Annual Meeting of Stockholders to be held in 2001 will serve out the remaining year of their respective terms and commencing at the 2001 Annual Meeting of Stockholders all directors will be elected to terms to expire at the next subsequent annual meeting of stockholders and until their respective successors are chosen and qualified.

   The directors and executive officers of Labtec, their ages and present positions with Labtec are as follows:

   Name                   Age               Position with Labtec
   ----                   ---               --------------------
   Robert G. Wick........  38 President, Chief Executive Officer and Director
   Marc J. Leder.........  38 Co-Chairman, Senior Vice President--Finance,
                               Chief Financial Officer, Treasurer, and Director
   Rodger R. Krouse......  38 Co-Chairman, Clerk, and Director
   Clarence E. Terry.....  54 Vice President and Director
   Bradley A. Krouse.....  34 Director
   Joseph Pretlow........  32 Director
   George R. Rea.........  62 Director
   Patrick J. Sullivan...  44 Director

Information About Directors

   The following is a brief summary of the background of each director:

   Robert G. Wick has been President and a director of Labtec since February 1999. In August 1999, Mr. Wick became Chief Executive Officer of Labtec. Prior thereto, Mr. Wick had been employed by Labtec Corporation, Labtec's wholly-owned subsidiary ("Labtec Corporation"), since November 1998, and became Labtec's President in December 1998. Prior thereto, Mr. Wick spent four years as Vice President of Finance and Logistics at Weiser Lock, a division of Masco Corporation. In addition, Mr. Wick is a director of JTECH Communications, Inc.

   Marc J. Leder has been Co-Chairman, Senior Vice President--Finance, Chief Financial Officer, Treasurer and a director of Labtec since February 1999. Mr. Leder has been a Managing Director of Sun Capital Partners, Inc. since May 1995, prior to which he was employed by Lehman Brothers, Inc. since 1987, most recently as a Senior Vice President. In addition, Mr. Leder is a director of Nailite International, Inc. and The Atlas Companies, Inc.

   Rodger R. Krouse has been Co-Chairman, Clerk, and a director of Labtec since February 1999. Mr. Krouse has been a Managing Director of Sun Capital Partners, Inc. since May 1995, prior to which he was employed by Lehman Brothers, Inc. since 1984, most recently as a Senior Vice President. In addition, Mr. Krouse is a director of Nailite International, Inc., The Atlas Companies, Inc. and World Airways, Inc. Mr. Krouse is the brother of Bradley Krouse.

   Clarence E. Terry has been a director of Labtec since February 2000. Mr. Terry has been a Managing Director of Sun Capital Partners, Inc. since September 1, 1999. Prior thereto, Mr. Terry was Vice President of Consumer Products at Rainbird Sprinkler Manufacturing Corporation, where he was employed from 1973 through August 1999.

   Bradley A. Krouse has been a director of Labtec since February 1999. Mr. Krouse has been an attorney at Klehr, Harrison, Harvey, Branzburg & Ellers LLP in Philadelphia since 1995, and a partner since 1997. Mr. Krouse was an associate at Ballard Spahr Andrews & Ingersoll in Philadelphia from 1990 to 1994. Mr. Krouse is the brother of Rodger Krouse.

   Joseph Pretlow has been a director of Labtec since February 1999. Mr. Pretlow joined Bain Capital in 1992 and has been a principal since 1996. Prior to joining Bain Capital, Mr. Pretlow spent two years at Lehman Brothers, Inc. in investment banking, where he specialized in mergers and acquisitions and corporate finance transactions for retail companies. Previously, he worked as a consultant at Sibson & Company. Mr. Pretlow is a director of Artisan Entertainment and Bentley's Luggage.

   George R. Rea has been a director of Labtec since September 1997. Mr. Rea had been the Acting Chief Executive Officer of Labtec from July 1998 to February 1999. Mr. Rea was a consultant and investor in Labtec since 1997. Prior thereto, Mr. Rea was Executive Vice President of Conner Peripherals Inc. from 1992 until his retirement in 1994. In addition, Mr. Rea is a director of Imaging Technologies International LLC.

   Patrick J. Sullivan has been a director of Labtec since February 1997. Mr. Sullivan has extensive consumer electronics and computer industry experience, having served as Vice President of the Merchandising Group of Digital Equipment Corporation, a computer manufacturer, since 1993.

   Pursuant to a Stockholder Agreement (the "KBMF Agreement") dated September 28, 2000 among Labtec, The KB Mezzanine Fund II, L.P. ("KBMF") and Sun Multimedia Partners, L.P., KBMF has agreed, among other things, that, until the time that a promissory note in the aggregate principal amount of $4.5 million issued by Labtec to KBMF has been paid in full, KBMF will vote all of its shares of Labtec Common Stock in favor of the election of any designee of Sun Multimedia Partners to the Labtec Board. The promissory note will become due and payable upon consummation of the Offer.

Information About Non-Director Executive Officers

   The following is a brief summary of the background of each executive officer of Labtec who is not also a director of Labtec:

            Name          Age               Position with Labtec
            ----          ---               --------------------
   Michael Kalb..........  30 Vice President
   Joyce Ouellette.......  42 Senior Vice President, 3D Motion Control
   Yudhi Patel...........  46 Senior Vice President, Operations and Logistics
   Russell B. Weed.......  37 Senior Vice President and General Counsel
   Todd Yuzuriha.........  41 Senior Vice President, Technology and Engineering

   The following is a brief summary of the background of each non-director executive officer:

   Michael Kalb has been a vice president of Labtec since February 2000. Since March 1999, Mr. Kalb has served as a Vice President of Sun Capital Partners, Inc. From January 1998 to March 1999, Mr. Kalb served as a Vice President of Uncapital Corporation. From 1993 to December 1997, Mr. Kalb served as a senior associate of Goldsmith, Agio, Helms Securities, Inc.

   Joyce Ouellette has been Labtec's Acting General Manager--3D Motion Control since January 1999. From 1991 to January 1999, Ms. Ouellette served as Labtec's Senior Vice President of Sales--3D Motion Control.

   Yudhi Patel has been Senior Vice President, Operations and Logistics since March 1999. From 1996 to 1999, Mr. Patel was employed by Tektronix, Inc. as a New Products Material Manager leading the strategic sourcing of major components for key new products. From 1990 to 1996, Mr. Patel was Director of Operations at Weiser Lock, a division of Masco Corporation.

   Russell B. Weed has been Senior Vice President, General Counsel since December 1999. In addition to providing legal counsel to Labtec, Mr. Weed is engaged in business development for Labtec. From August 1999 to December 1999, Mr. Weed was a solo practitioner at the Law Office of Russell B. Weed, P.C. From October 1996 to August 1999, Mr. Weed was an associate at Sussman Shank Wapnick Kaplan & Stiles LLP, a law firm. From October 1991 to October 1996, Mr. Weed was an associate at McEwen Gisvold Rankan & Stewart LLP, a law firm.

   Todd Yuzuriha has been Senior Vice President--Technology and Engineering since April 1999. From August 1991 to March 1999, Mr. Yuzuriha was Senior Director at Sharp Microelectronics, where he directed Sharp's ventures in flat panel display development.

Compensation Committee Interlocks and Insider Participation

   As of March 31, 2000, the Compensation Committee consisted of Bradley A. Krouse, Rodger R. Krouse, Marc J. Leder, George R. Rea and Patrick Sullivan. Rodger R. Krouse is Co-Chairman and Clerk of Labtec, and Marc J. Leder is Co-Chairman, Senior Vice President--Finance, Chief Financial Officer and Treasurer of Labtec.

Compensation of Directors

   Directors receive no compensation for their services. The Board, in its discretion, may grant options to the directors from time to time under the 1997 Plan, which was approved by the stockholders.

Meetings of the Board

   During the fiscal year ended March 31, 2000, the Board held seven meetings. Each incumbent director, except Joseph Pretlow, attended at least 75% (i) of the aggregate number of meetings of the Board that occurred during his directorship and (ii) of meetings of all committees of the Board of Directors on which such directors served in fiscal 2000.

Committees of the Board

   The Compensation Committee, of which Messrs. B. Krouse, R. Krouse, Leder, Rea and Sullivan are currently members, acts for the Board with respect to Labtec's compensation practices and implementation thereof. The Compensation Committee's primary functions are to set or amend the compensation of any employee of the Vice President level and above or whose annual compensation is equal to or exceeds $100,000. The Compensation Committee held one meeting in fiscal 2000.

   The Board does not have a standing nominating committee.

   The Audit Committee, of which Messrs. B. Krouse, R. Krouse, Leder, Rea and Sullivan are currently members, is responsible for providing the Board with an independent review of the financial health of Labtec and its financial controls and reporting. The Audit Committee did not meet in fiscal 2000. The Audit Committee currently plans to hold its first meeting with Grant Thornton LLP, the independent auditors of Labtec, in 2001 to discuss the scope of the audit for the year ended March 31, 2001.

   The functions of the Audit Committee include reviewing Labtec's financial reporting process, systems of internal control and audit process, as well as Labtec's process for monitoring compliance with the laws, regulations and Labtec's code of conduct. The Committee also recommends independent auditors to the Board, reviews and approves the planned scope of the annual audit, proposed fee arrangements and the results of the annual audit, reviews the independence of the independent auditors, approves all assignments to be performed by the independent auditors, reviews transactions between the Company and its officers and directors and instructs the independent auditors, as deemed appropriate, to undertake special assignments.

   As of date of this Information Statement, the Audit Committee has not yet had an opportunity to review, or discuss with Labtec's management, the Labtec audited financial statements for the fiscal year ended March 31, 2001 and therefore has not recommended to the Board that the audited financial statements be included in the Company's annual report. For the same reason, the Audit Committee has not yet discussed with its independent auditors the matters required to be discussed by Statement on Auditing Standards 61 (Codification of Statements on Auditing Standards, AU (S) 380) for the current year. Additionally, the Audit Committee has not yet received the written disclosures and the letter for the current year from its independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) or discussed with its independent accountants their independence.

   The Board has not adopted a written charter for the Audit Committee. Mr. Sullivan is the only independent member of the Audit Committee as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards.

                                          Submitted by: The Audit Committee

                                          BRADLEY A. KROUSE
                                          RODGER R. KROUSE
                                          MARC J. LEDER
                                          GEORGE R. REA
                                          PATRICK J. SULLIVAN

   The foregoing Audit Committee Report shall not be deemed to be incorporated by reference into any of Labtec's previous or future filings with the SEC, except as otherwise explicitly specified by Labtec in any such filing.

Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Securities Act of 1934, as amended, requires Labtec's directors and executive officers, and persons who own more than ten percent of the Labtec Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Labtec. To Labtec's knowledge, based solely on a review of the copies of such reports furnished to Labtec during the fiscal year ended March 31, 2000, there were no late or delinquent filings, except for certain reports to be filed by Messrs. R. Krouse and Leder in connection with the ownership by Sun Venture Capital Partners I, L.P. of the Common Stock.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table provides summary information concerning the cash compensation and certain other compensation paid, awarded, or accrued by Labtec to Labtec's President and four most highly compensated executive officers who were serving as executive officers at the end of fiscal 2000 and whose salary and bonus exceeded $100,000 for the 2000 fiscal year, for services in all capacities to Labtec during the 2000, 1999 and 1998 fiscal years.

                                      Annual Compensation        Long-Term Compensation
                                 ------------------------------ -------------------------
                                                      Other     Securities    All Other
   Name and Principal                                 Annual    Underlying   Compensation
        Position         Year     Salary   Bonus   Compensation Options (#)      ($)
   ------------------    ----    -------- -------- ------------ -----------  ------------
Robert G. Wick.......... 2000(a) $197,917 $207,602     --            --            --
 President and Chief     1999(b) $ 43,750      --      --         71,500           --
 Executive Officer,      1998         --       --      --            --            --
 and Director

Gregory Jones(c)........ 2000    $150,833 $ 71,553     --            --        $ 1,150(d)
 Senior Vice President,  1999    $162,116 $  3,583     --            --        $57,515(e)
 Worldwide Sales         1998    $  7,500              --         48,501(f)        --


Joyce Ouellette......... 2000    $150,000 $ 92,198     --            --        $ 1,536(d)
 Senior Vice President,  1999    $110,000 $ 32,594     --          3,333           --
  3D Motion Control      1998    $ 98,300 $ 54,545     --          4,917           --


Yudhi Patel............. 2000    $128,000 $ 39,000     --         47,500       $   975(d)
 Senior Vice President,  1999    $  7,640      --      --            --            --
 Operations and          1998         --       --      --            --            --
 Logistics

Todd Yuzuriha .......... 2000    $126,583 $ 39,000     --         22,500       $   975(d)
 Senior Vice President,  1999         --       --      --            --            --
 Technology and          1998         --       --      --            --            --
 Engineering

--------
(a) Mr. Wick became Chief Executive Officer of Labtec in August 1999.

(b) Mr. Wick became President of Labtec in February 1999.

(c) Mr. Jones employment with Labtec terminated on April 14, 2000.

(d) Represents Labtec's contribution to 401(k) plan account of the executive officer.

(e) Represents the excess of the fair market value of shares of Labtec Common Stock purchased by Mr. Jones pursuant to a stock purchase program, which allowed executive officers to purchase shares of Common Stock at a discount to the market price, over the purchase price of those shares.

(f) Mr. Jones' employment by Labtec, and his options to purchase 48,501 shares of Labtec Common Stock granted under the 1997 Plan, terminated on April 14, 2000.

Option Grants in Last Fiscal Year

   The table below describes the stock options granted to each of the executive officers named in the summary compensation table during Labtec's fiscal year ended March 31, 2000.

                                                                  Potential
                                                              Realizable Value
                                                              at Assumed Annual
                                                               Rates of Stock
               Number of                                            Price
               Securities   % of Total                        Appreciation for
               Underlying Options Granted Exercise              Option Terms
                Options   to Employees in or Base  Expiration -----------------
     Name       Granted     Fiscal 2000    Price      Date     5% ($)  10% ($)
     ----      ---------- --------------- -------- ---------- -------- --------
Yudhi Patel...  47,500(a)      35.4%       $10.00   5/28/09   $298,725 $757,028
Todd Yuzuriha.  22,500(b)      16.7%       $10.00   5/28/09   $141,501 $358,592

--------
(a) The options are exercisable as to 11,875 shares commencing on each of the first four anniversaries of the commencement of Mr. Patel's employment with Labtec on March 8, 1999.

(b) The options are exercisable as to 5,625 shares commencing on each of the first four anniversaries of the commencement of Mr. Yuzuriha's employment with Labtec on April 12, 1999.

Option Exercises and Fiscal Year-End Values

   The following table describes the options exercised by the executive officers name the summary compensation table in the fiscal year ended March 31, 2000 and the year-end value of these executives' unexercised options.

   The Merger Agreement provides that Logitech Subsidiary and Labtec will take all actions necessary to provide that each outstanding employee and/or director stock option to acquire shares of Labtec Common Stock granted under or governed by Labtec's Amended and Restated 1997 Stock Option Plan, Labtec's Amended and Restated Director Option Plan and Labtec's Amended and Restated 1993 Option Plan (collectively, the "Labtec Option Plans"), whether or not such options are then exercisable and vested (each such option a "Labtec Option"), shall, effective as of the consummation of the Offer or the effective time of the Merger, as the case may be (in accordance with the terms of the Labtec Option Plan pursuant to which such Labtec Options were granted), (a) become fully exercisable and vested, (b) represent an option solely to receive the same amount of cash and the same fraction of a Logitech ADS that is being offered in the Offer, and (c) have an exercise price per such unit equal to the exercise price of such Labtec Option per share of Labtec Common Stock immediately prior to the effective time of the Merger. Unless exercised prior thereto, all of the Labtec Options shall terminate at the effective time of the Merger.

                                                    Number of Securities
                                                   Underlying Unexercised   Value of Unexercised in-the-
                           Shares                        Options at         Money Options at Fiscal Year
                          Acquired      Value          Fiscal Year End                   End
          Name           on Exercise Realized ($) Exercisable/Unexercisable Exercisable/Unexercisable (a)
          ----           ----------- ------------ ------------------------- -----------------------------
Robert G. Wick..........       0         $ 0            21,625/94,875                   $0/$0
Gregory Jones (b).......       0         $ 0            24,251/24,250              $67,938/$67,938
Joyce Ouellette.........       0         $ 0               8,250/0                      $0/$0
Yudhi Patel.............       0         $ 0            11,875/35,625                   $0/$0
Todd Yuzuriha...........       0         $ 0            5,625/16,875                    $0/$0

--------
(a) Based on the closing price of $7.25 per share of Common Stock at March 31, 2000.

(b) Mr. Jones' employment by Labtec, and his options to purchase 48,501 shares of Labtec stock granted under the 1997 Plan, terminated on April 14, 2000.

Employment Agreements

   Labtec has no employment agreements with any of the executive officers named in the above summary compensation table.

Certain Additional Information

   Labtec hereby incorporates by reference to its definitive proxy statement as filed on Schedule 14A with the Securities and Exchange Commission on January 30, 2001 the information required by Item 402(i), (k) and (l) of Regulation S-K.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   On April 11, 1997, the Compensation Committee of Labtec's Board of Directors repriced certain outstanding stock options granted to then-current employees, including options held by Dennis T. Gain, a former director, President and Chief Executive Officer of Labtec.

   On July 18, 1997, Labtec completed a tender offer for the outstanding shares of SSL, a stockholder of Labtec. At the time of the tender offer, Mr. Jagelman, Chairman of the Board of SSL, was a director and stockholder of Labtec. Pursuant to the tender offer, Labtec exchanged (i) two shares of the Common Stock for fifteen shares of SSL and (ii) one share of Common Stock for every option to purchase twelve shares of SSL. Concurrent with the completion of the tender offer, all shares of Common Stock owned by SSL at the time of the tender offer were canceled and the license agreement between Labtec and SSL was terminated. As a result of this transaction, the number of outstanding shares of Labtec did not change.

   On October 7, 1997, Labtec entered into a ten-year management agreement with Sun Multimedia Advisors, Inc., the general partner of Sun Multimedia Partners, L.P., which is Labtec's majority stockholder. Marc J. Leder and Rodger R. Krouse each owns 50% of the outstanding capital stock of Sun Multimedia Advisors, Inc. Pursuant to the terms of the management agreement, Sun Multimedia Advisors, Inc. receives a management fee of $500,000 per annum, and receives advisory fees associated with merger and acquisition activities of Labtec, which included an advisory fee of $391,000 it received with respect to its participation in the structuring and negotiation of the acquisition by Labtec (then known as Spacetec IMC Corporation) of Labtec Corporation (then known as Labtec Inc.) and an advisory fee of $360,000 it received with respect to its participation in the structuring and negotiation of Labtec's acquisition of Connector Resources Unlimited, Inc.

   Mr. Gain entered into a Separation Agreement with Labtec on March 18, 1998. The Separation Agreement provided that Labtec shall pay to or on behalf of Mr.
Gain: (i) severance payments in an aggregate of $12,000 per month for the next twenty months, (ii) the health insurance premium for his then-existing health coverage for the next twenty-four months and (iii) a $1,000 automobile allowance for the next twenty months. In addition, all incentive stock options previously granted to Mr. Gain, other than 12,000 options of an option grant on April 29, 1994, converted into non-qualified stock options and Mr. Gain exercised and sold 12,000 incentive stock options on May 22, 1998. Further, Labtec sold an automobile purchased by it in March 1997 to Mr. Gain for $28,471, $11,929 below the fair market value of the automobile. The Board of Directors agreed, subject to its fiduciary and other legal duties, to nominate Mr. Gain for election to the Board of Directors at the 1998 annual meeting of stockholders of Labtec. In connection therewith, Mr. Gain agreed to return all proprietary information of Labtec, release all claims and causes of action relating to his employment with Labtec, and to execute a non-competition, non-disclosure and non-solicitation agreement with Labtec.

   On June 5, 1998, Labtec contributed its Open Motion technology and certain assets related thereto having a net book value of approximately $50,000 to 3D Open Motion, LLC which was established by Mr. Gain, the majority owner of 3D Open Motion, in exchange for an initial 20% non-voting interest in 3D Open Motion which has since been reduced to 14.6% as a result of subsequent equity financing in which Labtec did not participate. In connection with the transaction, Labtec received an option, exercisable beginning January 1, 2000 through May 31, 2000 upon payment of $250,000 to 3D Open Motion, to obtain a 50% discount from the most favorable terms offered to any other customer on all commercial products developed by 3D Open Motion. The option was not exercised by Labtec. Simultaneously with Labtec's contribution, Mr. Gain contributed 291,667 shares of Labtec Common Stock to 3D Open Motion. Labtec repurchased the 291,667 shares on June 17, 1998 from 3D Open Motion pursuant to its stock buyback plan at $2.40 per share, a 20% discount from the closing price of Labtec Common Stock on the Nasdaq National Market on June 3, 1998, the date on which Labtec and 3D Open Motion agreed to the terms of the joint venture.

   Effective October 20, 1998, Labtec entered into a consulting agreement with American Asset Management, a management consulting firm wholly owned by Julian Rubinstein, who served as a director of Labtec from October 1999 until December 1999, to assist in reviewing and reorganizing Labtec's operations. The agreement, which terminated March 2000, provided for payment of $30,000 per month. The agreement also contained non-disclosure provisions, assignment of inventions and provisions regarding a twelve-month non-compete with certain competitors and a twelve-month non-solicitation of employees.